Exhibit 99.1

Constellium Launches Notes Offering

Amsterdam, February 1, 2017 – Constellium N.V. (NYSE and Euronext: CSTM) (“Constellium” or the “Company”) today announced that it intends to offer, subject to market and other conditions (the “Offering”), approximately $625 million of senior unsecured notes due 2025 (the “Notes”). The Notes will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries.

The Company intends to use the net proceeds from the Offering, together with cash on hand, to cause its indirect wholly-owned subsidiaries, Wise Metals Group LLC and Wise Alloys Finance Corporation (the “Wise Issuers”), to repurchase pursuant to a tender offer (the “Tender Offer”), and/or redeem, satisfy and discharge in accordance with the relevant indenture, all of their 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”). Constellium intends to use the remaining net proceeds, if any, for general corporate purposes. There can be no assurance that the Company will successfully complete the Offering on the terms described herein or at all.

The Notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933.

The Notes have not been registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933 and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the Notes or any other securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption. This press release is being issued pursuant to and in accordance with Rule 135c under the U.S. Securities Act of 1933.

In relation to each member state of the European Economic Area which has implemented the 2003/71/EC directive as amended (the “Prospectus Directive”) (each a “Relevant Member State”), an offer of securities to the public has not been made and will not be made in that Relevant Member State, except that an offer in that Relevant Member State of securities may be made at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive, if the qualified investor prospectus exemption has been implemented in that Relevant Member State and provided that no such offer shall result in a requirement for the publication of a prospectus in that Member State.

About Constellium

Constellium (NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated € 5.2 billion of revenue in 2015.

www.constellium.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offer, the redemption of Wise Senior Secured Notes, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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